January 25, 2011

To:	J. Nolan McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Precis Health, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed December 23, 2010
File No.: 333-169305

Dear Mr. McWilliams:

The following are the company’s responses and revisions to its filing pursuant to your letter dated January 11, 2011:

Prospectus Summary and Risk Factors, page 4

1.	Please revise the fourth paragraph on this page to disclose that you may forfeit a $2,500 set-up fee to New Benefits if you do not enroll 2,500 members within one year of execution of the Agreement.

The registration statement disclosure has been amended to read, on page 4, as follows:

We are development stage company incorporated in the State of Oklahoma on August 12, 2009.  We have not generated any revenues since our inception.  On March 2, 2010, we entered into a Sales and Services Agreement with New Benefits, Ltd., a Discount Medical Plan Organization with a network of healthcare service providers.  We paid to New Benefits a one-time set-up fee of $2,500, which is refundable to us is we enroll at least 2,500 members within the first 12 months of the Agreement.  However, if we are unable to enroll 2,500 members by March 2, 1011, we will forfeit the entire $2,500 set-up fee.  As a result of this Agreement, we have the ability to resell the discount healthcare and consumer benefits of New Benefits throughout the United States, with the exception of Vermont, Washington, D.C. and Puerto Rico.  At this time, however, we are only marketing our discount medical healthcare program in Oklahoma, Texas, Arkansas and Missouri, and have not conducted any marketing or sales activities or pursued any sales leads outside of our immediate geographic region.  The Agreement is in effect for a period of one year and will automatically renew for subsequent one year periods unless and until terminated by us or New Benefits for any reason, at any time, with 30 days notice and without cause or remediation.  We have no other agreements in place to replace or cover the loss of our Agreement with New Benefits.  We are substantially dependent upon our Agreement with New Benefits to provide the services associated with the Fitz Card.  The cessation of, or material change in, such Agreement, or a disruption of our members’ access to New Benefits’ network of PPOs could affect our ability to service and retain our members.

2500 S. McGee Drive, Suite 145
Norman, Oklahoma 73072

United States Securities and Exchange Commission
Re: Precis Health, Inc.
January 25, 2011

Description of Business, page 18

2.
We note your response to prior comment 6.  If appears from your response and from the Sales and Services Agreement that you receive a percentage commission for each membership card you resell.  If our understanding is correct, please revise to clarify this and disclose the commission or range of commission you keep or receive from New Benefits for sales of the Fitz card.  Disclose, if true, that the retail price you charge for the Fitz card must be approved by New Benefits.  Also disclose, if true, that your sole source of revenues is commissions from sales of the Fitz card and you do not expect, at the point you begin selling the Fitz card, to generate revenues from ancillary products or services.

The Registrant has revised the disclosure on page 18 of the amended registration statement, in part, as follows:

On March 2, 2010, we entered into a Sales and Services Agreement with New Benefits, Ltd., whereby we gained access to, and the ability to resell, the discount healthcare and consumer benefits of New Benefits, Ltd.  We purchase certain discount healthcare benefits and other services from New Benefits at a price per user set by New Benefits, then repackage and resell those benefits and services under our Fitz Card program at a higher price per user, ranging from $19.99 to $39.99, the retail price of which must be approved by New Benefits.  The benefits we purchase and repackage are paid for by us as we garner members, as opposed to a bulk number of memberships; therefore, we maintain no “inventory” of benefits we are required to sell.  Additionally, we do not earn a commission on each sale.  Rather, we earn the difference between the cost of the benefit packages and the price at which we resell those benefits.  There are no other costs directly associated with the Agreement that are to be borne by us.  Our officers are currently responsible for all sales and marketing activities related to the Fitz Card.  Our methods of distribution are set forth in the section “Distribution Methods,” on page 21, and our marketing plan is set forth in the “Plan of Operation” section on page 47.  Our sole source of revenues is expected to be generated from sales of the Fitz card and we currently do not expect, at the point we begin selling the Fitz card, to generate revenues from ancillary products or services.

Exhibit 10a

3.
We note that the Agreement references Schedule 1 and Exhibit A; however, each is omitted from “Section 27, Schedules and Exhibits.”  Please refile the complete agreement, including all schedules, exhibits, annexes or appendices.

The Registrant has filed with the Commission a Confidential Treatment Request, pursuant to Rule 406 of the Securities Act, for certain confidential information contained in the Agreement.  A redacted form of the Agreement has been filed with the amended Registration Statement.

The Registrant notes reference to Exhibit A made in the Agreement.  However, no such Exhibit A exists.

Other

4.	Please continue to consider the updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant is aware of the updating requirements set forth in Rule 3-12 of Regulation S-X and will update its financial statements, as necessary.

5.	Please include a currently dated accountants' consent with your next amendment.

The Registrant has included an updated consent from its independent principal accounting firm with the amended registration statement.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
January 25, 2011

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Paul A. Kruger
Paul A. Kruger
President and CEO
Precis Health, Inc.

Enclosures